UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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hours per response	2.0
1. Investment Company Act File Number: 23271					Date examination completed:
811-					August 31, 2018

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE 2340899	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:
USAA ETF Trust

4. Address of principal executive office (number, street, city, state, zip code):				9800 Fredericksburg Road

San Antonio, Texas 78288

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC÷s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company÷s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ▪ 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

USAA MSCI USA Emerging Markets Value Momentum Blend Index ETF USAA MSCI USA International Value Momentum Blend Index ETF

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the USAA MSCI Emerging Markets Value Momentum Blend Index ETF and the USAA MSCI International Value Momentum Blend Index ETF (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 31, 2018. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2018 and with respect to agreement of security purchases and sales, for the period from April 30, 2018 (the date of our last examination) through August 31, 2018:

•Confirmation of all securities held by institutions in book entry form (The Depository Trust Company and International Depositories, as applicable);

•Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•Reconciliation of all such securities to the books and records of the Funds and the Custodian, State Street Bank;

•Confirmation of all open future positions with brokers; and

•Agreement of five security purchases and five security sales or maturities since inception from the books and records of each Fund to broker confirmations or by other appropriate auditing procedures where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the USAA MSCI Emerging Markets Value Momentum Blend Index ETF and the USAA MSCI International Value Momentum Blend

Confidential

Index ETF complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2018, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the USAA MSCI Emerging Markets Value Momentum Blend Index ETF and the USAA MSCI International Value Momentum Blend Index ETF and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

San Antonio, Texas

March 18, 2019

Confidential

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

March 18, 2019

We, as members of management of the USAA MSCI Emerging Markets Value Momentum Blend Index ETF and the USAA MSCI International Value Momentum Blend Index ETF (the Funds), are responsible for complying with the requirements of subsections (b) and

(c)of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2018, and from April 30, 2018 through August 31, 2018.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2018, and from April 30, 2018 through August 31, 2018, with respect to securities reflected in the investment account of the Funds.

USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND INDEX ETF USAA MSCI INTERNATIONAL VALUE MOMENTUM BLEND INDEX ETF

By:

/S/ Dan McNamara

________________

Dan McNamara

President and Vice Chairman of the

Board of Trustees

/S/ James De Vries

______________________

James De Vries

Treasurer

Confidential